UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CAPITAL SENIOR LIVING CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

140475104

(CUSIP Number)

Merihan Tynan
Cove Street Capital LLC
2101 East El Segundo Boulevard. Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Important - no change is being carried out - previously filed 13D on may 29 contained the incorrect file this is to show corrected file. This Amendment No.5 dated May 29th 2020, reflecting a 1% change in beneficial ownership, supplements, amendment No.4 dated August 20th 2019 which supplements (“Amendment No. 3”) dated April 10th 2019 supplements (“Amendment No. 2”) dated March 12, 2019 amends and supplements Amendment No 1. dated January 11, 2019, which amends and supplements the statement on Schedule 13D filed on September 27, 2018 (the "original Schedule 13D").

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC I.R.S IDENTIFICATION NO 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,858,059
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,901,759 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,901,759
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.10% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) The shared dispositive power includes 1,043,700 shares of a separately managed account, where CSC does not have any voting power over.
(2) The percentage was calculated based on 31,882,747 shares of Common Stock outstanding as of April 24, 2020 reported on the Form Form 10-K/A filed by the Issuer on April 29, 2020.

CUSIP No. 140475104	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 30,000
	8.	SHARED VOTING POWER 1,858,059
	9.	SOLE DISPOSITIVE POWER 30,000
	10.	SHARED DISPOSITIVE POWER 2,901,759 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,931,759
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.20% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The shared dispositive power includes 1,043,700 shares of a separately managed account, where CSC does not have any voting power over.
(2) The percentage was calculated based on 31,882,747 shares of Common Stock outstanding as of April 24, 2020 reported on the Form Form 10-K/A filed by the Issuer on April 29, 2020.

CUSIP No. 140475104	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

*This Amendment No. 5 dated May 29th 2020, reflecting a 1% change in beneficial ownership, supplements, amendment No. 4 dated August 20th 2019 reflecting a 1% change in beneficial ownership, supplements (“Amendment No. 3”) dated April 10th 2019 supplements (“Amendment No. 2”) dated March 12, 2019 amends and supplements Amendment No 1. dated January 11, 2019, which amends and supplements the statement on Schedule 13D filed on September 27, 2018 (the "original Schedule 13D") with the U.S. Securities and Exchange Commission (the "Commission") by Cove Street Capital, LLC and Jeffrey Bronchick with respect to the Common Stock, $0.01 par value per share ("Common Stock"), of Capital Senior Living Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer are located at 14160 Dallas Parkway, Suite 300, Dallas, Texas 7525.

Item 2.  Identity and Background.

a) This statement on Schedule 13D is being filed under the Securities Exchange Act of 1934 by Cove Street Capital, LLC, a Delaware limited liability company ("Cove Street Capital" or "CSC"), and Mr. Jeffrey Bronchick, an individual.

b) The address of the principal office of each CSC and Mr. Bronchick is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245.

c) The principal business of CSC is to serve as the investment advisor to certain separately managed accounts. Mr. Bronchick is the Portfolio Manager and Founder of Cove Street Capital LLC.

d) Neither CSC nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither CSC nor any of its members was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is a Delaware limited liability company. Mr. Bronchick is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

CSC in its capacity as an Investment Adviser will purchase on behalf of its clients. No monies were borrowed for such an acquisition. The aggregate purchase price of the 2,901,759 Shares beneficially owned by CSC is approximately $20,871,982 including brokerage commissions.

Item 4.  Purpose of Transaction.

The Reporting Persons are filing this Amendment No. 5 to report recent open-market sales of securities of the Issuer that have decreased the amount of Common Stock that the Reporting Person may be deemed to beneficially own by an amount greater than one percent of the outstanding Common Stock of the Issuer. The disposition of the securities of the Issuer by the Reporting Persons was an investment decision based upon the Reporting Persons' determination of several factors, including, without limitation, the market price for such securities.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, management or capitalization, or in proposing one or more of the other actions.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, or acquire additional Common Stock or dispose of all the Common Stock owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.  Interest in Securities of the Issuer.

The percentage was calculated based on 31,882,747 shares of Common Stock outstanding as of April 24, 2020 reported on the Form Form 10-K/A filed by the Issuer on April 29, 2020.

CSC has effected transactions, on behalf of its clients, in the following shares of Common Stock in the last 60 days.

Date of Transaction	Buys/Sells	Quantity	Amount	Unit Price
3/30/2020	Sell	17,300	9,968.03	$ 0.58
3/31/2020	Sell	15,000	8,143.31	$ 0.54
4/22/2020	Sell	461	424.89	$ 0.92
4/23/2020	Sell	12,414	11,337.45	$ 0.91
4/24/2020	Sell	8,500	7,576.73	$ 0.89
4/28/2020	Sell	64,617	42,271.49	$ 0.65
5/7/2020	Sell	35,614	22,949.14	$ 0.64
5/8/2020	Sell	10,313	6,843.55	$ 0.66
5/11/2020	Sell	50,000	31,244.29	$ 0.62
5/12/2020	Sell	16,700	10,350.42	$ 0.62
5/18/2020	Sell	87,619	51,501.31	$ 0.59
5/20/2020	Sell	20,681	12,890.19	$ 0.62
5/21/2020	Sell	42,171	23,676.29	$ 0.56
5/22/2020	Sell	39,270	21,169.98	$ 0.54
5/26/2020	Sell	8,459	5,123.50	$ 0.61
5/27/2020	Sell	25,000	17,407.12	$ 0.70
5/28/2020	Long out in Kind	394,381	-	-

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 140475104	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Merihan Tynan Insert Name

Chief Compliance Officer Insert Title

May 29, 2020 Insert Date

/s/ Jeffrey Bronchick Insert Name

Principal, Portfolio Manager Insert Title

May 29, 2020 Insert Date